December 10, 2007

Paul Cline, Senior Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C. 20549

RE:  International Bancshares Corporation

        Form 10K for Fiscal Year Ended December 31, 2006

        Filed March 1, 2007

        File No. 000-09439

Dear Mr. Cline:

                We have reviewed the additional comments sent by the Commission on November 27, 2007 with respect to the response filed by International Bancshares Corporation (“the Company”) to comments received by the Commission on October 10, 2007.  We have supplemented our response to your original Comment 1 as marked below.  We have enclosed a revised Exhibit “B” indicating our proposed disclosures as marked.  We have also set forth our responses to your questions below with your comments in italics.

Consolidated Financial Statements

Note 3 — Investment Securities, page 49

1.  We note your response to our previous comment 1 in our letter dated October 10, 2007.  In your proposed disclosures, you state that the primary reason the securities in a loss position are not other than temporarily impaired is because the decrease in fair value is due to changes in market interest rates.  However, you have had significant sales of available for sale securities in an unrealized loss position in 2005 and 2006 due to either balance sheet repositioning or to mitigate interest rate risk, presumably in response to market interest rates.  Therefore, it remains unclear how you can assert that you have both the intent and ability to hold your securities in a loss position until either maturity or a market price recovery.  Please revise to provide additional clarification of how you determined that no other than temporary impairment exists in your securities portfolio at each reporting date.

Mr. Paul Cline

October 29, 2007

Response:  The Company, in 2005 and 2006 sold certain mortgage-backed securities held in a loss position.  In both instances, the amount of mortgage-backed securities sold compared to the Company’s total mortgage-backed securities and total assets was inconsequential.  The sales of mortgage-backed securities in a loss position in 2005 amounted to 2.4% of the Company’s investment in mortgage-backed securities at December 31, 2005 and .98% of total assets for the same period.  The securities identified for sale consisted of both fixed and adjustable-rate mortgage-backed securities that had unique attributes that distinguished them from the rest of the portfolio and caused them to not meet the interest rate risk profile of the Company at the time.  The fixed rate securities had principal prepayment speeds that were 10% per period and were the lowest coupon bonds in the Company’s entire portfolio.  The adjustable-rate mortgage-backed securities sold had coupon re-set dates of approximately 60 months, a weighted average coupon below 4.40% and prepayment speeds that were below 10% for a one month period and below 15% for a six-month period.  The sales of mortgage-backed securities in a loss position in 2006 amounted to 1.3% of the Company’s investment in mortgage-backed securities at December 31, 2006 and .5% of total assets for the same period.  The securities sold in a loss position in 2006 were sold in order to reposition a portion of the balance sheet of one of the Company’s subsidiary banks in response to unexpected changes in the economic landscape of the subsidiary bank. The Company has additionally clarified its explanation of the unique circumstances of the securities sales for the years noted in the Commission’s comment letter and recommended changes have been added to Note 3 of the Notes to Consolidated Financial Statements.  Please see revised Exhibit “B.”

If the Commission is in agreement with the responses and changes discussed above, the Company will integrate the changes in future filings.  Should you have any questions or comments, please contact me at (956) 726-6651.

Sincerely,

/s/ Dennis E. Nixon

Dennis E. Nixon, President
International Bancshares Corporation

Exhibit B

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3) Investment Securities

The amortized cost and estimated fair value by type of investment security at December 31, 2006 are as follows:

	Held to Maturity
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value
	(Dollars in Thousands)
Other securities	$2,375	$—	$—	$2,375	$2,375
Total investment securities	$2,375	$—	$—	$2,375	$2,375

	Available for Sale
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value(1)
	(Dollars in Thousands)
U.S. Treasury securities	$1,268	$—	$—	$1,268	$1,268
Mortgage-backed securities	4,440,265	1,025	(65,006)	4,376,284	4,376,284
Obligations of states and political subdivisions	92,878	3,019	—	95,897	95,897
Other securities	4,630	—	(2,551)	2,079	2,079
Equity securities	13,825	804	—	14,629	14,629
Total investment securities	$4,552,866	$4,848	$(67,557)	$4,490,157	$4,490,157

(1) Included in the carrying value of mortgage-backed securities are $1,721,400 of mortgage-backed securities issued by Ginnie Mae and $2,654,884 of mortgage-backed securities issued by Fannie Mae and Freddie Mac.

The amortized cost and estimated fair value of investment securities at December 31, 2006, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

	Held to Maturity		Available for Sale
	Amortized Cost	Estimated fair value	Amortized Cost	Estimated fair value
	(Dollars in Thousands)
Due in one year or less	$75	$75	$1,268	$1,268
Due after one year through five years	2,300	2,300	—	—
Due after five years through ten years	—	—	8,199	8,304
Due after ten years	—	—	89,309	89,672
Mortgage-backed securities	—	—	4,440,265	4,376,284
Equity securities	—	—	13,825	14,629
Total investment securities	$2,375	$2,375	$4,552,866	$4,490,157

The amortized cost and estimated fair value by type of investment security at December 31, 2005 are as follows:

	Held to Maturity
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value
	(Dollars in Thousands)
Other securities	$2,375	$—	$—	$2,375	$2,375
Total investment securities	$2,375	$—	$—	$2,375	$2,375

	Available for Sale
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value (1)
	(Dollars in Thousands)
U.S. Treasury securities	$1,283	$—	$—	$1,283	$1,283
Mortgage-backed securities	4,214,461	913	(66,515)	4,148,859	4,148,859
Obligations of states and political subdivisions	96,750	2,833	(26)	99,557	99,557
Other securities	5,198	—	(2,599)	2,599	2,599
Equity securities	13,825	978	(149)	14,654	14,654
Total investment securities	$4,331,517	$4,724	$(69,289)	$4,266,952	$4,266,952

(1) Included in the carrying value of mortgage-backed securities are $1,305,626 of mortgage-backed securities issued by Ginnie Mae and $2,843,233 of mortgage-backed securities issued by Fannie Mae and Freddie Mac.

Mortgage-backed securities are primarily securities issued by the Freddie Mac, Fannie Mae and Ginnie Mae.    Investments in mortgage-backed securities issued by Ginnie Mae are fully guaranteed by the U.S. Government.  Investments in mortgage-backed securities issued by Freddie Mac and Fannie Mae are not fully guaranteed by the U.S. Government, but are rated AAA.

The amortized cost and fair value of available for sale investment securities pledged to qualify for fiduciary powers, to secure public monies as required by law, repurchase agreements and short-term fixed borrowings was $3,088,095,000 and $3,043,558,000, respectively, at December 31, 2006.

Proceeds from the sale of securities available-for-sale were $60,447,000, $189,902,000 and $875,816,000 during 2006, 2005 and 2004, respectively, which amounts included $60,035,000, $173,457,000 and $838,411,000 of mortgage-backed securities.  In 2006, the Company sold approximately $60,035,000 of mortgage-backed securities that were in a loss position in order to reposition a portion of the balance sheet of one of its subsidiary banks in response to unexpected changes in the economic landscape of the subsidiary bank.  In 2005, the Company sold approximately $173,457,000 of mortgage backed securities, of which $101,653,000 were in a loss position, in order to mitigate interest rate risk in the balance sheet, pay down borrowings and improve operating ratios.  The securities identified for sale consisted of both fixed and adjustable-rate mortgage-backed securities that had unique attributes that distinguished them from the rest of the portfolio and caused them to not meet the interest rate risk profile of the Company at the time.  The fixed rate securities had principal prepayment speeds that were 10% per period and were the lowest coupon bonds in the Company’s entire portfolio.  The adjustable-rate mortgage-backed securities sold had coupon re-set dates of approximately 60 months, a weighted average coupon below 4.40% and prepayment speeds that were below 10% for a one month period and below 15% for a six-month period.  In 2004, the Company sold approximately $838,411,000 of mortgage backed securities, of which $342,000,000 were in a loss position, as part of the Company’s strategy to reduce the balance sheet and increase overnight liquidity in anticipation of the LFIN acquisition.  The Company intends to hold mortgage-backed securities until a market price recovery or maturity of the securities.  Gross gains of $412,000, $1,402,000 and $12,818,000 and gross losses of $1,342,000, $1,583,000 and $3,934,000 were realized on the sales in 2006, 2005 and 2004, respectively.

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 were as follows:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)
Available for sale:
U.S. Treasury securities	$—	$—	$—	$—	$—	$—
Mortgage-backed securities	812,870	(4,511)	3,137,292	(60,495)	3,950,162	(65,006)
Obligations of states and political subdivisions	—	—	—	—	—	—
Other securities	—	—	2,079	(2,551)	2,079	(2,551)
	$812,870	$(4,511)	$3,139,371	$(63,046)	$3,952,241	$(67,557)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 were as follows:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)
Available for sale:
U.S. Treasury securities	$—	$—	$—	$—	$—	$—
Mortgage-backed securities	3,471,914	(57,135)	410,134	(9,380)	3,882,048	(66,515)
Obligations of states and political subdivisions	522	(22)	135	(4)	657	(26)
Other securities	8,200	(2,748)	—	—	8,200	(2,748)
	$3,480,636	$(59,905)	$410,269	$(9,384)	$3,890,905	$(69,289)

                The unrealized losses on investments in mortgage-backed securities are caused by changes in market interest rates.  The contractual cash obligations of the securities are guaranteed by Freddie Mac, Fannie Mae and Ginnie Mae.  The decrease in fair value is due to market interest rates and not other factors, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity of the securities, it is the conclusion of the Company that the investments are not considered other-than-temporarily impaired.

                The unrealized losses on investments in other securities are caused by fluctuations in market interest rates.  The underlying cash obligations of the securities are guaranteed by the entity underwriting the debt instrument.  It is the belief of the Company that the entity issuing the debt will honor its interest payment schedule, as well as the full debt at maturity.  The securities are purchased by the Company for their economic value.  The decrease in fair value is primarily due to market interest rates and not other factors, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity of the securities, it is the conclusion of the Company that the investments are not considered other-than-temporarily impaired.